SEC File Number 0-21513
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

(Check One):                                [X] Form 10-K                                [ ] Form 20-F                                [ ] Form 11-K                                [  ] Form 10-Q[ ] Form N-SAR

For Period Ended:  September 30, 2008
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________

PART I – REGISTRANT INFORMATION

DXP ENTERPRISES, INC.
Full Name of Registrant

n.a.
Former Name if Applicable

7272 Pinemont Drive
Address of Principal Executive Office (Street and Number)

Houston, Texas 77040
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant’s statement or other exhibit required by Rule 12b-25© has been attached if applicable.
PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

DXP Enterprises, Inc. (the “Company”) concluded that the value of inventory acquired in connection with the acquisition of Precision Industries, Inc. (“Precision”), on September 10, 2007 was overstated because significant amounts of the inventory acquired were obsolete, old and/or slow moving.  On March 9, 2010, the Company promptly filed a Form 8-K indicating goodwill was understated and inventory was overstated in previously issued balance sheets. The Company has not had sufficient time to complete all procedures and evaluations of the Precision inventories and the related accounting treatment.  The Company is currently in discussions with the staff of the Securities and Exchange Commission regarding the appropriate accounting treatment for the Precision inventory issue  The Company currently expects to file its Annual Report on Form 10-K for the year ended December 31, 2009 on or before March 31, 2010.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Mac McConnell	713-996-4700
(Name)	(Area code and Telephone Number)

(2)
Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s)    [x] Yes[  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [x] Yes[  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to recognize a charge of approximately $14 million in the fourth quarter of 2009 to reduce the value of inventory acquired in connection with the acquisition of Precision as discussed in Part III, or restate previously issued financial statements to reflect the reduced value of Precision inventory. In addition, the Company expects to recognize impairment of goodwill and other intangibles of approximately $53 million during the fourth quarter of 2009, due to declines in our projected cash flows for the income approach, or approximately $67 million if we restate previously issued financial statements to reflect the reduced value of Precision inventory.  For the nine months ended September 30, 2009, sales and net income for the Company declined 18% and 57%, respectively, from results for the same period in 2008.

DXP ENTERPRISES, INC.
(Name of Registrant a Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: March 16, 2010		DXP Enterprises, Inc.

	BY: /s/	Mac McConnell
Mac McConnell Senior Vice President, CFO

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C 1001)

1.	This form is required by Rule 12b-25 (17 CFR240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendment to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.
Electronic Filers:  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers undable to submjit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter.)

6.
Interactive data submissions.  This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File ((§232.ll of this chapter)  Electronic filers unable to submit or post an Interactive Date File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202) of this chapter.